2101 - 885 West Georgia Street	Hovslagargatan 5
Vancouver, B.C. Canada V6C 3E8	SE-111 48 Stockholm, Sweden
Tel: +1 604 689 78 42	Tel: +46 8 545 074 70
Fax: +1 604 689 42 50	Fax: +46 8 545 074 71

NEWS RELEASE

LUNDIN MINING ANNOUNCES YEAR END 2007
RESERVE AND RESOURCE ESTIMATE

Vancouver, March 28, 2008 (TSX: LUN; OMX: LUMI; NYSE: LMC) Lundin Mining Corporation ("Lundin Mining" or the "Company") is pleased to announce its updated Mineral Reserve and Resource estimate as of December 31, 2007. The 2007 Reserve and Resource estimate that follows represents a significant increase over 2006 resulting from: exploration success in expanding reserves and replacing production; a reassessment of cut-off grades; the acquisition of Rio Narcea which added nickel to the Company’s portfolio.

2007 and 2006 Proven and Probable Reserves
			December 31, 2007					December 31, 2006
			Tonnes	Cu	Zn	Pb	Ni	Tonnes	Cu	Zn	Pb	Ni
	Copper		'000s	%	%	%	%	'000s	%	%	%	%
Neves-
Corvo		Portugal	17,714	4.4	0.9	0.2	-	17,239	4.9	0.9	0.2	-
Aljustrel		Portugal	1,664	2.2	1.0	0.3	-	1,612	2.2	1.0	0.3	-
Total Proven +
Probable			19,378	4.2	0.9	0.2	-	18,851	4.6	0.9	0.2	-
	Zinc
Neves-
Corvo		Portugal	33,511	0.4	6.6	1.5	-	10,930	0.4	7.9	1.5	-
Aljustrel		Portugal	13,130	0.2	5.6	1.8	-	14,352	0.3	5.5	1.8	-
Zinkgruvan		Sweden	10,555	-	9.9	4.9	-	8,648	-	9.7	4.8	-
Storliden		Sweden	112	1.3	5.6	-	-	244	2.0	6.8	-	-
Galmoy		Ireland	2,020	-	15.8	4.4	-	2,577	-	15.0	4.3	-
Total Proven +
Probable			59,328	0.3	7.3	2.3	-	36,751	0.2	7.9	2.6	-
	Nickel
Aguablanca		Spain	10,676	0.5	-	-	0.6	-	-	-	-	-

Note: In addition to wholly owned reserves shown in the above table, Lundin Mining has a 24.75% equity interest in the Tenke Fungurume project in the Democratic Republic of Congo. Reserves associated with this project, as estimated by the operator Freeport-McMoRan, are 100 million tonnes grading 2.27 TCu% and 0.33 TCo%. These are prepared to SEC standards.

Phil Wright, President and CEO of the Company, commented, "It is very pleasing to see the success of the operations and exploration teams during 2007.

"Despite record production at Zinkgruvan and Neves-Corvo, both operations have managed to replace their ore reserves as a result of infill drilling.

"Significant value has also been generated by the exploration teams in defining new Resources and upgrading Inferred Resources to Indicated", Mr. Wright said.

Highlights

Neves-Corvo, Portugal

  An increase of 207% in the zinc Proven and Probable Reserve tonnage.

  Infill drilling has successfully delineated an initial zinc Indicated Resource at Lombador South of 15.6 million tonnes grading 7.7% Zn and 1.9% Pb. A supporting NI 43-101 technical report will be filed on Sedar (www.sedar.com) and the Company’s website within 45 days.

  A feasibility study is in progress on the Lombador South Zone to optimize exploitation of Lombador by sinking a new shaft to mine the zone independently. This study is scheduled to be completed by year-end, 2008.

Zinkgruvan, Sweden

  Zinc Proven and Probable Reserve tonnage increase of 22%.

  Zinc Measured and Indicated tonnage increase of over 135%.

  The copper Indicated Resource tonnage increased by 11%. Definition drilling is now underway as planned to convert the Indicated Resource to Reserve. This project is on track and the Company estimates first copper production in 2010.

Aguablanca, Spain

  A portion of the underground nickel Measured and Indicated Resources have been converted to Proven and Probable Reserves. Underground Reserves and Resources will be updated during the second quarter 2008 incorporating drilling completed after June, 2007.

Exploration

  The Company carries out exploration to discover and delineate new mineral resources. Exploration expenses of US$35.3 million were incurred in 2007, comprising US$26.6 million in direct costs, US$10.1 million of previously capitalized exploration expenditures and offset by a US$1.4 million recovery relating to the value of shares received in connection with two farm-out option agreements signed by the company in 2007. Direct costs were spent on copper-zinc exploration in Portugal, zinc-lead exploration in Sweden, Ireland and Spain and nickel-copper exploration in Spain. Approximately 130,000 metres of drilling were completed in 2007 with the majority devoted to resource exploration drilling that resulted in the substantive year-over-year increases in the resources presented in the accompanying tables.

  An exploration budget of US$38.9 million has been approved by the board of directors for 2008. This budget will again fund a drill-intensive program with a total 156,200 metres of drilling planned for 2008, including 55,400 metres planned for Portugal with the remainder apportioned between Spain, Sweden and Ireland. Of this total, about two-thirds will be devoted to resource exploration at and near to our mine operations with the objective of further increasing our mineral resource base. The remainder of the 2008 budget will be focused on regional base metals exploration largely within the prospective mineral belts that host our mines, including the Iberian Pyrite Belt.

The following tables summarize the Mineral Reserve and Resource estimates for each of the Company’s mines as of December 31, 2007 with 2006 comparisons for those operations that were owned by Lundin Mining in 2006.

Neves-Corvo, Portugal

	December 31, 2007				December 31, 2006
	Tonnes	Cu	Zn	Pb	Tonnes	Cu	Zn	Pb
Category	'000s	%	%	%	'000s	%	%	%
Mineral Reserves
Proven, Copper	17,184	4.4	0.9	0.2	6,230	5.2	1.2	0.2
Probable, Copper	530	2.8	0.2	0.3	11,009	4.7	0.7	0.2
Proven + Probable Copper	17,714	4.4	0.9	0.2	17,239	4.9	0.9	0.2

Proven, Zinc	19,072	0.4	6.1	1.2	145	0.3	6.4	1.3
Probable, Zinc	14,439	0.4	7.3	1.9	10,785	0.4	7.9	1.5
Proven + Probable Zinc	33,511	0.4	6.6	1.5	10,930	0.4	7.9	1.5

Mineral Resources
Measured, Copper	19,239	5.1	1.0	0.3	6,589	6.1	1.5	0.3
Indicated, Copper	1,198	4.0	1.2	0.3	12,832	5.3	0.8	0.3
Measured + Indicated Copper	20,437	5.1	1.0	0.3	19,421	5.6	1.0	0.3

Measured, Zinc	38,657	0.5	5.7	1.1	1,234	0.4	4.9	1.0
Indicated, Zinc	17,855	0.4	7.4	1.9	29,438	0.6	6.2	1.2
Measured + Indicated Zinc	56,512	0.5	6.2	1.4	30,672	0.6	6.2	1.2

Inferred, Copper	3,338	3.4	0.8	0.2	3,002	4.5	0.8	0.2
Inferred, Zinc	20,456	0.5	4.6	1.4	25,465	0.6	5.5	1.5

The 2006 and 2007 Neves-Corvo Mineral Resources are inclusive of Mineral Reserves. The 2006 Mineral Resources were reported above cut-off grades of 2% for copper and 3.3% for zinc. The 2006 Mineral Reserves were reported above cut-offs of 1.91% for copper and 5.8% for zinc. The 2007 Mineral Resources have been reported above cut-off grades of 1.0% for copper and 3% for zinc. The 2007 Mineral reserves have been calculated at a cut-off of 1.6% for copper and 4.6% for zinc.

Zinkgruvan, Sweden

	December 31, 2007					December 31, 2006
	Tonnes	Zn	Pb	Ag	Cu	Tonnes	Zn	Pb	Ag	Cu
Category	'000s	%	%	g/t	%	'000s	%	%	g/t	%
Mineral Reserves
Proven, Zinc	8,306	10.3	5.5	114.0		6,635	10.0	5.5	113.0
Probable, Zinc	2,249	8.4	2.8	62.0		2,013	8.9	2.7	59.0
Prov + Prob Zinc	10,555	9.9	4.9	102.9		8,648	9.7	4.8	100.4

Mineral
Resources
Measured, Zinc	553	6.3	0.9	24.0		537	6.3	0.9	24.0
Indicated, Zinc	3,677	9.3	4.5	109.0		1,251	9.1	3.3	85.0
Mea + Ind Zinc	4,230	8.9	4.0	97.9		1,788	8.3	2.6	66.7

Indicated, Copper	3,100	0.5	0.0	32.0	2.9	2,800	0.5	0.0	32.0	2.9

Inferred, Zinc	4,320	9.4	2.9	67.0		7,790	10.6	4.4	101.0
Inferred, Copper	770	0.2	0.0	20.0	2.8	890	0.2	0.0	28.0	3.1

The 2006 and 2007 Zinkgruvan Mineral Resources are exclusive of Mineral Reserves. In 2006 and 2007 Mineral Resources and Mineral Reserves were reported above 250 SEK NSR cut-off. In 2006 the NSR value was based on metal prices of US$1,213/t for zinc, US$661/t for lead, US$ 5.75/oz for silver and an exchange rate of 8.25 SEK/ US$. In 2007 the NSR value was based on metal prices of US$1,653/t for zinc, US$3,307/t for copper, US$ 992/t for lead, US$ 10/oz for silver and an exchange rate of 7.75 SEK/ US$. In both 2006 and 2007 the copper Mineral Resources were reported above a cut-off of 2.0% copper.

Aljustrel, Portugal

	December 31, 2007					December 31, 2006
	Tonnes	Cu	Zn	Pb	Ag	Tonnes	Cu	Zn	Pb	Ag
Category	‘000s	%	%	%	g/t	‘000s	%	%	%	g/t
Mineral Reserves
Probable, Zinc	13,130	0.2	5.6	1.8	62.9	14,352	0.3	5.5	1.8	62.6

Probable, Copper	1,664	2.2	1.0	0.3	14.6	1,612	2.2	1.0	0.3	14.3

Mineral
Resources
Measured, Zinc	5,529	0.4	5.0	1.8	50.5	2,582	0.3	5.2	1.8	52.2
Indicated, Zinc	20,337	0.2	5.7	1.8	62.2	20,997	0.2	5.7	1.8	61.8
Mea + Ind Zinc	25,867	0.3	5.6	1.8	59.7	23,579	0.2	5.7	1.8	60.7

Measured, Copper	938	2.2	1.2	0.4	24.1	260	1.8	1.3	0.4	20.3
Indicated, Copper	5,271	2.1	0.9	0.2	13.9	6,660	2.1	1.1	0.4	17.1
Mea + Ind Copper	6,209	2.1	0.9	0.3	15.4	6,920	2.1	1.1	0.4	17.2

Inferred, Zinc	10,624	0.3	5.1	1.6	48.6	9,321	0.3	5.3	1.6	51.2
Inferred, Copper	2,204	2.1	0.7	0.2	11.7	1,990	2.1	0.8	0.2	11.7

The 2006 and 2007 Aljustrel Mineral Resources are inclusive of Mineral Reserves. For both 2006 and 2007 the Resource and Reserve cut-off grade for copper is 1.5% for all deposits and the zinc cut-offs are 4.5%, 4.0% and 4.0% respectively for the Feitais, Moinho and Estação deposits.

Aguablanca, Spain

	December 31, 2007
	Tonnes	Ni	Cu
Category	'000s	%	%
Mineral Reserves
Proven	6,337	0.64	0.51
Probable	4,339	0.59	0.47
Proven + Probable	10,676	0.62	0.49

Mineral Resources
Measured	7,922	0.64	0.53
Indicated	5,809	0.61	0.51
Measured + Indicated	13,731	0.62	0.52

Inferred	2,656	0.41	0.32

The 2006 and 2007 Mineral Resources are inclusive of Mineral Reserves. The 2006 Resources and Reserves have been reported above a 0.2% nickel cut-off. The 2007 in-pit Resources and Reserves have been reported above a 0.2% nickel cut-off. The 2007 underground Resources are reported above a 0.3% Ni cut-off and the Reserves above a 0.5% nickel cut-off.

Galmoy, Ireland

	December 31, 2007				December 31, 2006
	Tonnes	Zn	Pb	Ag	Tonnes	Zn	Pb	Ag
Category	'000s	%	%	g/t	'000s	%	%	g/t
Mineral Reserves
Proven	1,877	16.1	4.6	44.3	2,349	15.4	4.4	41.5
Probable	143	12.3	1.4	10.1	228	11.8	2.4	20.0
Proven + Probable	2,020	15.8	4.4	41.9	2,577	15.0	4.3	39.6

Mineral Resources
Measured	1,435	15.3	3.6	36.8	997	17.9	4.3	39.7
Indicated	510	13.9	2.2	15.6	461	14.0	2.1	15.0
Measured +
Indicated	1,945	14.9	3.2	31.3	1,458	16.7	3.6	31.9

Inferred	33	13.2	0.9	8.0	89	13.0	2.9	26.0

The 2006 and 2007 Galmoy Mineral Resources are exclusive of the Mineral Reserves. In 2006 and 2007 the Mineral Reserve reported above a cut-off grade of 6% zinc equivalent and the Mineral Resources above a cut-off of 4.5% zinc equivalent. Zinc equivalency is based on the formula of ZnEq = Zn+0.5xPb.

Storliden, Sweden

	December 31, 2007					December 31, 2006
	Tonnes	Zn	Cu	Au	Ag	Tonnes	Zn	Cu	Au	Ag
Category	'000s	%	%	g/t	g/t	'000s	%	%	g/t	g/t
Mineral Reserves
Proven	112	5.6	1.3	0.3	19.0	244	6.8	2.0	0.2	16.1

The 2006 and 2007 Storliden Reserve estimate was reported above a NSR cut-off of 400 SEK. In 2006 the NSR value was based on metal prices of US$ 2,756/t for zinc, US$ 6,063/t for copper, US$ 590/oz for gold, US$11/oz for silver and an exchange rate of 7.0 SEK/US$. The 2007 NSR value was based on metal prices of US$ 2,381/t for zinc, US$ 6,923/t for copper, US$ 2,513/t for lead, US$ 855/oz for gold, US$ 14.12/oz for silver and an exchange rate of 6.1 SEK/US$.

Mining at Storliden was scheduled to be completed during the fourth quarter of 2007. However, the mine has continued to encounter additional mineralization and is now scheduled to finish production during the second quarter of 2008.

Tenke Fungurme, Democratic Republic of Congo

	December 31, 2007
	Tonnes	TCu	TCo
Category*	'000s	%	%
Mineral Reserves
Proven	56,000	2.11	0.36
Probable	44,000	2.47	0.30
Proven + Probable	100,000	2.27	0.33

Measured Resources
Oxide	58,551	3.57	0.34
Mixed	64,658	3.27	0.33
Sulfide	3,107	4.37	0.36
Total	126,316	3.44	0.33

Indicated Resources
Oxide	33,714	2.69	0.33
Mixed	74,137	2.42	0.26
Sulfide	937	3.75	0.43
Total	108,788	2.52	0.28

Measured + Indicated
Resources
Oxide	92,265	3.25	0.34
Mixed	138,795	2.82	0.29
Sulfide	4,044	4.22	0.37
Total	235,104	3.01	0.31

Inferred Resources
Oxide	70,152	2.75	0.20
Mixed	176,043	2.61	0.20
Sulfide	17,557	1.82	0.13
Total	263,752	2.60	0.19

*Lundin has a 24.75% equity interest in the Tenke
Fungurume project in the DRC with Freeport-McMoran as operator.

TCu% - Total copper grade
TCo% - Total cobalt grade

Tenke Mineral Reserves are reported at a 1.3% Cu equivalent cut-off based on metal prices of US$2,646/t for copper and US$ 26,455/t for cobalt. Mineral Resources are reported at 1% Cu equivalent cut-off based on a ratio of 5.7 to 1 Co to Cu.

Reserve estimates have been prepared by Freeport-McMoran technical staff and Resource estimates by John Nilsson who is an independent consultant and a Qualified Person pursuant to NI 43-101.

Qualified Persons

Lundin Mining’s Corporate Resource Geologist, Mr. Neil Burns is the Qualified Person (QP as per NI 43-101 reporting and disclosure requirements) for the preparation of the 2007 Resource and Reserve estimates. Mr. Burns is a Professional Geologist and a member in good standing with the Association of Professional Engineers and Geoscientists of British Columbia (APEGBC). Additional QPs with involvement in the individual operations are as follows:

1.     Neves-Corvo

Nelson Pecheco, Carlos Moreira

2.     Aljustrel

Guy Lauzier, PEng, Bob Carmichael, PEng

3.     Zinkgruvan

Per Hedstrom, AusIMM, Lars Malmstrom, AusIMM

4.     Agua Blanca

Alan Noble, PE, Asuka Kagawa, AusIMM, Sonia Konopa, AusIMM

5.     Galmoy

Paul McDermott, EurGeol, Mike Lowther, EurGeol

6.     Tenke

John Nilsson, PEng, Abdullah Arik, AusIMM, and Freeport-McMoran staff

7.     Storliden

Adam Wheeler, C.Ing, Eur,Ing, MIMM and Boliden staff

About Lundin Mining

Lundin Mining Corporation is a rapidly growing, diversified base metals mining company with operations in Portugal, Spain, Sweden and Ireland. The Company currently has six mines in operation producing copper, nickel, lead and zinc. In addition, Lundin Mining holds a development project pipeline which includes the world class Tenke Fungurume copper/cobalt project in the Democratic Republic of Congo and the Ozernoe zinc project in Russia as well as major expansion programs at its Neves-Corvo and Zinkgruvan mines. The Company holds an extensive exploration portfolio and interests in international mining and exploration ventures.

On Behalf of the Board,

Phil Wright
President and CEO

For further information, please contact:

Catarina Ihre, Manager, Investor Relations: +46-706-07 92 63
Sophia Shane, Investor Relations North America: +1-604-689-7842

Forward Looking Statements

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper, lead and zinc; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment where the Company operates will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

 Cautionary Notes to Investors - Reserve and Resource Estimates

In accordance with applicable Canadian securities regulatory requirements, all mineral reserve and mineral resource estimates of the Company disclosed or incorporated by reference in this Annual Information Form have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), classified in accordance with Canadian Institute of Mining Metallurgy and Petroleum’s "CIM Standards on Mineral Resources and Reserves Definitions and Guidelines" (the "CIM Guidelines"). The definitions of mineral reserves and mineral resources are set out in our disclosure of our mineral reserve and mineral resource estimates that are disclosed or incorporated by reference in this Annual Information Form.

The Company uses the terms "mineral resources", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". While those terms are recognized by Canadian securities regulatory authorities, they are not recognized by the United States Securities and Exchange Commission (the "SEC") and the SEC does not permit U.S. companies to disclose resources in their filings with the SEC.

Pursuant to the CIM Guidelines, mineral resources have a higher degree of uncertainty than mineral reserves as to their existence as well as their economic and legal feasibility. Inferred mineral resources, when compared with measured or indicated mineral resources, have the least certainty as to their existence, and it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Pursuant to NI 43-101, inferred mineral resources may not form the basis of any economic analysis, including any feasibility study. Accordingly, readers are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve, or is or will ever be economically or legally mineable or recovered.